Exhibit 99.1
Yingli Green Energy Signs Sales Contract with IBC Solar AG
BAODING, China, May 8, 2008 —Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that it has entered into a sales contract with IBC Solar AG (“IBC”), one of the leading specialists in PV systems worldwide. Under the terms of the contract, Yingli Green Energy is expected to supply a minimum of 35 MW of PV modules to IBC from May 2008 to December 2008. In addition, IBC has an option to purchase a maximum of another 45 MW of PV modules from Yingli Green Energy in 2009.
“I believe this contract will further support the cooperation and deepen the relationship between our two companies,” commented Thomas C. Sauer, CEO of IBC. “Yingli Green Energy’s top quality products, brand name and solid track record have been a major reason behind our purchases from them in the past, and now we are pleased to significantly expand our relationship in the future.”
“I am very pleased to announce this important contract which represents another milestone in our ongoing relationship with IBC,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “I believe this sales contract marks our continued success in expanding in Germany, which is one of the most important PV markets in the world, and further demonstrates that our product quality and brand name have been recognized by one of the leading PV system specialists in the market. In addition, IBC’s broad reach makes them a particularly desirable partner. We remain deeply committed to solidifying our established customer relationships and we continue our efforts to promote our quality products and brand name to both existing and potential customers. I believe our efforts will further strengthen our position as one of the world’s leading vertically integrated PV product manufacturers.”
About IBC SOLAR AG
IBC SOLAR AG was founded in 1982 and since then has been active exclusively in the photovoltaic sector. Headquartered in Bavaria, the company was recognised as one of the 50 fastest growing companies in Bavaria in 2006. The IBC group and its subsidiaries in Europe, Asia and America provide markets worldwide with high performance photovoltaic systems of all sizes, from house roofs to major turnkey solar projects.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of the limited numbers of large-scale PV companies in the world to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by the end of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The forward-looking statements in this press release include, among other things, the Company’s expectation of the anticipated time frame for the delivery of the PV modules under the contract and the Company’s expectation of the contribution of its relationship with IBC to Yingli Green Energy’s future business developments in Germany. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations
Qing Miao,            + 86 312 3100502
ir@yinglisolar.com
or
Christensen
Christopher Gustafson,       + 1 480 614 3021
cgus@ChristensenIR.com
Christensen
Jung Chang,            +852 2232 3973
jchang@ChristensenIR.com